Exhibit 99.(a)(1)(vi)

Morgan Stanley Asia-Pacific Fund, Inc.

c/o Morgan Stanley Investment Management Inc.
522 Fifth Avenue
New York, New York 10036

Dear Stockholder:

At a meeting held on April 6-7, 2011, the Board of Directors (the "Board") of Morgan Stanley Asia-Pacific Fund, Inc. (the "Fund") voted in favor of a proposal to implement an amended discount management program (the "Discount Management Program") pursuant to which the Fund will conduct up to four consecutive semi-annual tender offers to attempt to reduce the market discount at which the Fund's shares are traded if the Fund's shares trade at an average discount of at least 10% over a 12-week period. Each tender offer will be for up to 5% of the Fund's outstanding shares of common stock, par value $0.01 per share (the "Shares") for cash at a price equal to 98% of its net asset value per Share ("NAV"). For the 12-week measurement period ended September 28, 2012, shares of the Fund traded at an average daily discount to NAV of 11.12%. Accordingly, the Fund is hereby commencing an offer to purchase up to 5% of the Fund's outstanding Shares for cash at a price equal to 98% of the Fund's NAV as of the close of regular trading on the New York Stock Exchange ("NYSE") on November 19, 2012, or the business day following such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the "Offer").

The Offer is intended to provide tendering Stockholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund's Shares. The deadline for participating in the Offer is 11:59 p.m., New York time, November 16, 2012, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on November 19, 2012, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be at the close of regular trading on the NYSE on the business day following the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted on or about November 26, 2012, unless the Offer is extended (the "Payment Date").

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares.

As of September 30, 2012, the Fund's NAV was $15.71 and 19,576,935 Shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting Georgeson, the Fund's Information Agent, toll free at 888-654-1722.

Neither the Fund nor its Board is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson, the Fund's Information Agent, at 888-654-1722.

Very truly yours,

Arthur Lev
President and Principal Executive Officer

October 19, 2012